CHARTERED SEMICONDUCTOR MANUFACTURING LTD

RESULTS OF THE EIGHTEENTH ANNUAL GENERAL MEETING
HELD ON APRIL 26, 2006

Chartered Semiconductor Manufacturing Ltd (the “Company”) is pleased to inform that at its Eighteenth Annual General Meeting (“AGM”) of shareholders held at 11.00 a.m. today, all the resolutions set forth in the notice of AGM dated March 24, 2006 were duly approved and passed by the shareholders of the Company.

Submitted by:
Chow Min Wei
Legal Counsel